Exhibit 99.8

CONSENT OF HAROLD BRISSON

I, Harold Brisson, hereby consent to the references to, and the use of information derived from, the technical report dated effective June 19, 2014 titled “Technical Report on the Mineral Resource and Mineral Reserve Estimates for the Black Fox Complex” (the “Report”) in the annual report on Form 40-F of Sandstorm Gold Ltd. for the fiscal year ended December 31, 2014 and any amendments thereto (the “Annual Report”) being filed with United States Securities and Exchange Commission, which Annual Report incorporates by reference and attaches as an exhibit the Sandstorm Gold Ltd. Annual Information Form for the year ended December 31, 2014 which refers to information contained in the Report.

I also consent to the use of my name, including as an expert or “qualified person,” in connection with the Annual Report.

Date: March 17, 2015

/s/ Harold Brisson
Name: Harold Brisson, Eng., Ph.D.,
Title: Resource Manager, Primero Mining Corp.